Exhibit 1
Gemalto announces planned ending of registration of its shares under US securities laws
Amsterdam, June 5, 2007 — On January 29, 2007, Gemalto announced that it had acquired 100% of the shares of Gemplus International S.A. (“Gemplus”) following its Public Exchange Offer and the completion of the mandatory squeeze-out of the Gemplus shares, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. Consequently, Gemplus shares were delisted from the Eurolist of Euronext Paris S.A. and the Gemplus American depositary shares were delisted from the Nasdaq Global Select Market. As a result of the transaction, Gemalto was deemed to succeed to the registration of Gemplus under the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”).
Pursuant to recently adopted Rule 12h-6(h) of the Exchange Act, Gemalto gives notice today that it intends to terminate the registration of its Ordinary Shares under section 12(g) of the Exchange Act and to terminate any of its remaining reporting obligations under section 13(a) or section 15(d) of the Exchange Act. To this end, Gemalto filed today with the U.S. Securities and Exchange Commission a certification on Form 15F in order to effect such termination.

Contact information
Stéphane Bisseuil	Rémi Calvet
Investor Relations	Senior Vice President,
T.: +33.1.55.01.50.97	Corporate Communications
E-mail: stephane.bisseuil@gemalto.com	T.: +33.6.22.72.81.58
E-mail: remi.calvet@gemalto.com

FINEO	Emmanuelle Saby
Investor Relations	Media
T.: +33.1.56.33.32.31	T.: +33.1.55.01.57.27
E-mail: gemalto@fineo.com	E-mail: emmanuelle.saby@gemalto.com